

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2012

<u>**Via E-mail**</u>
Donald W. Hohman, Sr.
President
Whoopass Poker Corporation
1472 North San Antonio Avenue
Upland, California 91786

> **Re:** **Whoopass Poker Corporation (f/k/a Whiffletree Acquisition Corporation)**
> **Form 10**
> **Filed August 1, 2012**
> **File No. 000-54724**

Dear Mr. Hohman:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Geoffrey Kruczek for

     Amanda Ravitz
     Assistant Director

cc: (via E-mail) Lee W. Cassidy